UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ____)

                           Green Mountain Coffee, Inc.
                       ----------------------------------
                       (Name of Subject Company (issuer))

                      Green Mountain Coffee, Inc. (issuer)
            --------------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   393122106
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                                Robert P. Stiller
                 Chairman, President and Chief Executive Officer
                           Green Mountain Coffee, Inc.
                                 33 Coffee Lane
                               Waterbury, VT 05676
                                 (802) 244-5621
           ----------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing
                                    persons)

                                    Copy to:
                             H. Kenneth Merritt, Jr.
                                Merritt & Merritt
                            30 Main Street, Suite 330
                                   PO Box 5839
                              Burlington, VT 05402
                                 (802) 658-7830

                            Calculation of Filing Fee

                Transaction valuation*     Amount of Filing Fee
                ----------------------     --------------------
                     $4,8000,000                    $960


----------
 *Calculated solely for the purpose of determining the filing fee, based upon the purchase of 300,000 shares at the maximum price of $16.00 per share.

[   ] Check  the box if any  part  of the  fee is  offset  as  provided  by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:___________________
                   Form or Registration No.:_________________
                   Filing Party:_____________________________
                   Date Filed:_______________________________

[   ] Check the box if  the filing relates solely to  preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[   ] third-party tender offer subject to Rule 14d-1.
                                          -----------
[ X ] issuer tender offer subject to Rule 13e-4.
                                     -----------
[   ] going-private transaction subject to Rule 13e-3.
                                           -----------
[   ] amendment to Schedule 13D under Rule 13d-2.
                                      -----------
Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]

Item 1.       Summary Term Sheet.

The  Summary Term Sheet at  Page (iv) of  the  Offer to  Purchase (as defined in
Item 2.) is incorporated herein by reference.


Item 2.       Subject Company Information.

(a) The Issuer of the securities to which this Issuer Tender Offer Statement on Schedule TO (the "Statement") relates is Green Mountain Coffee, Inc. and the address of its principal executive office is 33 Coffee Lane, Waterbury, VT 05676. This Statement relates to a tender offer by the Company to purchase up to 300,000 shares (or such lesser number of shares as are validly tendered) of its Common Stock, $.10 par value (the "Shares"), at prices, net to the seller in cash and specified by the stockholders, not greater than $16.00 nor less than $14.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits 99.a(1)(i) and 99.a(1)(ii), respectively.

(b) As of April 3, 2000, the Issuer had 3,354,747 shares of Common Stock, $.10 par value, issued and outstanding and 286,328 Shares reserved for issuance upon exercise of options which were exercisable within 60 days thereof.

(c) The information set forth in "Introduction" and "Section 7. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.


Item 3.  Identity and Background of Filing Person.

The Information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Section 10. Certain Information About the Company" of the Offer to Purchase" is incorporated by reference.


Item 4.       Terms of the Transaction.

The information set forth in "Introduction," "Section 1. Number of Shares; Proration," "Section 2. Tenders by Holders of Fewer than 100 Shares," "Section
3. Procedure for Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Purchase of Shares and Payment of Purchase Price," "Section 6. Certain Condition of the Offer," "Section 14. Certain Federal Income Tax Consequences," "Section
15. Extension of the Offer; Termination; Amendments" and "Section 17. Miscellaneous" of the Offer to Purchase are incorporated herein by reference.


Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the "Introduction" and "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.


Item 6.       Purposes of the Transaction and Plans or Proposals.

The information set forth in "Introduction" and "Section 9. Background and Purpose of the Offer" of the Offer to Purchase are incorporated herein by reference.


Item 7.       Source and Amount of Funds or Other Consideration.

(a)-(b) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.


Item 8.       Interest in Securities of the Subject Company.

The information set forth in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.      Financial Statements.

Not applicable.

Item 11.      Additional Information.

     (a)      Not applicable.

     (b)      The  information set forth in "Section 13. Certain Legal Matters;
Regulatory   Approvals" of the Offer  to  Purchase  is  incorporated  herein  by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d)      Not applicable.

     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits 99.a(1)
(i) and 99.a(2)(ii), respectively, and incorporated in their entirety herein by reference.


Item 12.      Exhibits.

     99.a(1)(i)        Offer to Purchase, dated April 17, 2000

     99.a(1)(ii)       Letter of Transmittal

     99.a(1)(iii)      Notice of Guaranteed Delivery

     99.a(1)(iv)       Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
                       Companies and Other Nominees

     99.a(1)(v)        Letter   to   Clients   for  use  by   Brokers,  Dealers,
                       Commercial Banks, Trust Companies and Other Nominees

     99.a(1)(vi)       Guidelines for  Certification of  Taxpayer Identification
                       Number on Substitute Form W-9

     99.a(1)(viii)     Letter  to  the  Company's  Stockholders  from Robert  P.
                       Stiller,  Chairman  of  the  Board,  President and  Chief
                       Executive Officer of the Company, dated April 17, 2000

     99.a(5)(i)        News Release issued by the Company on April 3, 2000(1)

     99.a(5)(ii)       News Release issued by the Company on April 17, 2000

     10.2 (jj)         Twelfth  Amendment to  Fleet  Bank - NH  Commercial  Loan
                       Agreement and Loan Documents dated April 7, 2000.

     10.2 (f) Collateral Assignment of Leasehold Interest, dated August 11, 1993, between Green Mountain Coffee Roasters, Inc. and Fleet Bank - NH(2)

      10.2 (y) Seventh Amendment and First Restatement of Commercial Loan Agreement, dated April 12, 1996, among Green Mountain Coffee Roasters, Inc., as borrower, and Fleet Bank - NH, as lender(3)

      10.2 (bb)        Eighth  Amendment  to Commercial  Loan  Agreement,  dated
                       February 19, 1997, among  Green  Mountain Coffee Roasters
                       Inc., as borrower,  and Fleet Bank - NH, as lender(4)

      10.2 (ee)        Ninth Amendment to Commercial Loan Agreement, Fleet Bank,
                       dated June 9, 1997, among Green Mountain Coffee Roasters,
                       Inc., as borrower, and Fleet Bank - NH, as lender(5)

      10.2 (gg)        Eleventh  Amendment to  Commercial Loan Agreement,  dated
                       February 20, 1998, from Green  Mountain Coffee  Roasters,
                       Inc., to Fleet Bank - NH(6)

     10.10 (g)         First Restatement of Security  Agreement, dated April 12,
                       1996,  between Green  Mountain Coffee  Roasters, Inc. and
                       Fleet Bank - NH(7)

     (d)               Not applicable

     (g)               Not applicable

     (h)               Not applicable

Notes to Exhibits Listed Above

     (1) Incorporated by reference to Exhibit 99 in the Schedule TO filed on April 3, 2000.

     (2) Incorporated by reference to Exhibit 10.2 (f) in the Registration Statement on Form SB-2 (Registration No. 33-66646) filed on July 28, 1993 and declared effective on September 21, 1993.

     (3) Incorporated by reference to Exhibit 10.2 (y) in the Quarterly Report on Form 10-QSB for the 12 weeks ended April 13, 1996.

     (4) Incorporated by reference to Exhibit 10.2 (bb) in the Quarterly Report on Form 10-Q for the 16 weeks ended January 18, 1997.

     (5) Incorporated by reference to Exhibit 10.2 (ee) in the Quarterly Report on Form 10-Q for the 12 weeks ended April 12, 1997.

     (6) Incorporated by reference to Exhibit 10.2 (gg) in the Quarterly Report on Form 10-Q for the 12 weeks ended July 5, 1997.

     (7) Incorporated by reference to Exhibit 10.10 (g) in the Quarterly Report on Form 10-Q for the 12 weeks ended April 13, 1997.


Item 13.      Information Required by Schedule 13E-3.

Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /s/Robert P. Stiller
                              --------------------
                                  (Signature)

           Robert P. Stiller, Chairman, President and Chief Executive
           ----------------------------------------------------------
                                (Name and Title)

                                 April 17, 2000
                                 --------------
                                     (Date)